Grant of Stock Options to Executives and Officers

1) Grantees & Number of options to be granted:

•	A total of 43 executives and officers of Shinhan Financial Group and its subsidiaries, 1,247,700 shares

- 4 outside directors with professional expertise, 10,000 shares for each, 40,000 shares in total

2) Date of grant: March 21, 2006
3) Details of Stock Options Granted to Executives and Officers

Company	Title	Name	No. of Shares

SFG	Chairman	Eung Chan Ra	120,000

	President & CEO	In Ho Lee	186,500

	Senior Exe. VP	Jae Woo Lee	24,000

	Senior Exe. VP	Byung Jae Cho	24,000

	Senior Exe. VP	Jae woon Yoon	22,000

	Senior Exe. VP	Jin Won Suh	22,000

Shinhan Bank	President	Sang Hoon Shin	88,000

	Standing Auditor	Jao Ho Cho	22,000

	Dep. President	Hong Hee Chae	22,000

	Dep. President	Baek Soon Lee	24,000

	Dep. President	Sang Young Oh	22,000

	Dep. President	Hyu Won Lee	22,000

	Dep. President	Sang Woon Choi	22,000

	Dep. President	Eun Sik Kim	22,000

	Dep. President	Chang Seong Moon	22,000

	Dep. President	Won Suk Choi	22,000

	Dep. President	Shin Seong Kang	22,000

	Dep. President	Yun Seok Kong	22,000

	Dep. President	Nam Lee	20,000

	Dep. President	Chang Ki Hur	20,000

Good Morning Shinhan Securities	Vice Chairman	Woo Keun Lee	40,000

	CEO	Dong Girl Lee	48,000

	Standing Auditor	Sung No Lee	15,000

	Deputy CEO	Hyeon Jae Han	15,000

	Deputy CEO	Chae Young Jung	15,000

	Deputy CEO	Jin Kook Lee	15,000

Shinhan Life	President	Dong Woo Han	44,000

	Standing Auditor	Seung Choo Kang	16,500

	Deputy CEO	Keun Jong Lee	15,000

	Deputy CEO	Byung Chan Lee	15,000

	Deputy CEO	Young Chul Bae	15,000

	Acting Dep. CEO	Sam Suck Rho	12,000

	Acting Dep. CEO	Ki Won Kim	12,000

Shinhan Card	President	Sung Kyun Hong	44,000

	Standing Auditor	Tea Kyu Lee	16,500

	Dep. CEO	Sung Won Kim	15,000

	Dep. CEO	Woo Yeop Shim	15,000

	Dep. CEO	Doo Hwan Jun	15,000

	Dep. CEO	Hee Geon Kim	15,000

Shinhan Capital	President	Do Heui Han	40,000

	Vice President	Seung Keun Oh	15,000

Shinhan Credit Information	CEO	Pan Am Lee	16,500

	Standing Auditor	Kang Mo Lee	7,700

Sub total			1,247,700

SFG Outside Directors With professional expertise	Outside Director	Shee Yul Ryoo	10,000

	Outside Director	Yoon Soo Yoon	10,000

	Outside Director	Sang Yoon Lee	10,000

	Outside Director	Il Sup Kim	10,000

Sub total			40,000

Total			1,287,700

Final terms and conditions of Upper Tier2 Subordinated Bonds issued by Shinhan Bank

On February 8, 2006, Shinhan Bank, one of our major banking subsidiaries, decided to issue Upper Tier2 Subordinated Bonds (the “Bonds”) in the aggregate principal amount of USD 300,000,000. The following is a final terms and conditions of the issuance of the Bonds.

1. Issuer : Shinhan Bank
2. Issue Status: Subordinated, Upper Tier 2
3. Issue size: USD 300,000,000
4. Underwriter: Barclays Capital, BNP Paribas, HSBC
5. Pricing Date: February 22, 2006
6. Issue Date: February 28, 2006
7. Maturity: 10 years
8. Issuer’s Call Option: The issuer has the right to call the Bonds from the 5 year anniversary of the issue date.
9. Interest: 5.75%
10. Interest payment: Semi-Annually

Chohung Bank’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2005

On February 22, 2006, the board of directors of Chohung Bank made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2005 as follows:

1. Date and Time : March 21, 2006, 9 A.M, Seoul time.
2. Venue : BOD Meeting Room, 8th floor, Chohung Bank, 14, 1Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea
3. Agenda
1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2005 (January 1, 2005 ~ December 31, 2005).
2) Approval of director remuneration pool